UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN
ISSUER PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2011 (Date of report: March 31 , 2011)
Commission File Number: 000-52509

Argonaut Gold, Inc.

(Exact name of registrant as specified in its charter)

N/A
(Translation of Registrant's name into English)

9604 Prototype Court
Reno, NV 89521
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation ST Rule 101(b)(1): Yes ☐No ☒

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation ST Rule 101(b)(7): Yes ☐No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: Yes ☐No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g32(b): 82-.

Explanatory Note

This Form 6-K contains the registrant's Audited Consolidated Financial Statements for December 31, 2010 and 2009, Management's Discussion and Analysis for the Year Ended December 31, 2010 and 52-901F1 Certifications of Annual Filings by the CEO and CFO, each of which are being filed concurrently herewith under the rules and regulations of the Ontario Securities Commission on SEDAR and are available at www.sedar.com.

Safe Harbor Statement

This Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 about the registrant and its business. Forward-looking statements are statements that are not historical facts and may be identified by the use of forward-looking terminology, including the words "believes," "expects," "intends," "may," "will," "should" or comparable terminology. Such forward-looking statements are based upon the current beliefs and expectations of the registrant's management and are subject to risks and uncertainties which could cause actual results to differ materially from the forward-looking statements.

Forward-looking statements are not guarantees of future performance and actual results of operations, financial condition and liquidity, and developments in the industry may differ materially from those made in or suggested by the forward-looking statements contained in this Form 6-K. These forward-looking statements are subject to numerous risks, uncertainties and assumptions. The forward-looking statements in this Form 6-K speak only as of the date of this report and might not occur in light of these risks, uncertainties, and assumptions. The registrant undertakes no obligation and disclaims any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARGONAUT GOLD, INC.

By: /s/ Barry Dahl
    Barry Dahl, Chief Financial Officer
    Date: March 31, 2011

Exhibit Index for Form 6-K

99.1   Audited Annual Financial Statements for the Company's Fiscal Year Ended December 31, 2010.

99.2   Management's Discussion and Analysis of Financial Condition and Results of Operations for the Fiscal Year Ended December 31, 2010

99.3   Form 52-109F1 Certification of Annual Filings - Chief Executive Officer

99.4   Form 52-109F1 Certification of Annual Filings - Chief Financial Officer

Exhibit 99.1

Argonaut Gold Inc.

(Formerly Argonaut Gold Ltd.)

Consolidated Financial Statements
December 31, 2010 and 2009
(Expressed in United States Dollars)

Management's responsibility for financial reporting

These consolidated financial statements have been prepared by the management of the Company in accordance with generally accepted accounting principles in Canada and, where appropriate, reflect management's best estimates and judgements based on currently available information.

The Audit Committee of the Board of Directors meets periodically with management and the independent auditors to review the scope and results of the annual audit, and to review the consolidated financial statements and related financial reporting matters prior to submitting the financial statements to the Board of Directors for approval.

The Company's independent auditors, who are appointed by the shareholders, conduct their audits in accordance with Canadian generally accepted auditing standards to allow them to express an opinion on the consolidated financial statements.

A system of internal control is maintained to provide reasonable assurance that the financial information is accurate and reliable. Management conducts ongoing reviews of these controls and reports on their findings to the Audit Committee.

(signed) Peter C. Dougherty   (signed) Barry L. Dahl
Chief Executive Officer   Chief Financial Officer

March 29, 2011

Independent Auditor's Report

To the Shareholders of Argonaut Gold Inc.

We have audited the accompanying consolidated financial statements of Argonaut Gold Inc., which comprise the consolidated balance sheets as at December 31, 2010 and 2009 and the consolidated statements of income and comprehensive income, cash flows and changes in shareholders' equity for the years then ended, and the related notes.

Management's responsibility for the consolidated financial statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Argonaut Gold Inc. as at December 31, 2010 and 2009 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

(signed) PricewaterhouseCoopers LLP

Chartered Accountants

March 29, 2011
Vancouver, British Columbia

ARGONAUT GOLD INC.
(Formerly Argonaut Gold Ltd.)
CONSOLIDATED BALANCE SHEETS
As at December 31
(Expressed in United States Dollars)

		2010		2009
ASSETS				
Current assets				
Cash and cash equivalents (Note 5)	$	25,394,399	$	47,421,864
Marketable securities		22,601		23,924
Receivables (Note 6)		3,639,719		5,133,217
Inventories (Note 7)		21,207,064		12,240,511
Prepaid expenses and deposits		1,569,072		1,004,332
		51,832,855		65,823,848
Mineral properties, plant and equipment (Note 8)		137,800,447		132,292,883
Other assets		1,636,878		246,843
	$	191,270,180	$	198,363,574
LIABILITIES				
Current liabilities				
Accounts payable and accrued liabilities (Note 9)	$	6,497,418	$	8,552,078
Deferred revenue		1,932,307		-
Current portion of long-term debt (Note 10)		-		27,829
Future income tax (Note 12(b))		2,869,167		2,158,017
		11,298,892		10,737,924
Long-term debt (Note 10)		6,194,207		6,904,587
Asset retirement obligations (Note 11)		1,996,270		1,808,132
Future income tax (Note 12(b))		34,286,943		36,130,680
		53,776,312		55,581,323
SHAREHOLDERS' EQUITY				
Share capital (Note 13(b))		129,488,121		128,626,718
Warrants (Note 13(d))		12,202,978		12,202,978
Contributed surplus (Note 14)		514,737		18,826
Non-controlling interest (Notes 3 and 4)		-		2,467,809
Deficit		(4,711,968)		(534,080)
		137,493,868		142,782,251
	$	191,270,180	$	198,363,574

Commitments (Note 19)

Subsequent event (Note 20)

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board of Directors

(Signed) Brian J. Kennedy   *(Signed) Dale C. Peniuk*

ARGONAUT GOLD INC.
(Formerly Argonaut Gold Ltd.)
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
For the years ended December 31
(Expressed in United States Dollars)

		2010		2009
Revenue	$	51,562,435	$	-
Cost of sales		30,100,852		-
Depletion		5,764,794		-
Depreciation		389,475		-
Accretion of asset retirement obligations		171,772		-
		36,426,893		-
Operating profit before the following		15,135,542		-
General and administrative expenses		6,223,363		524,270
Income (loss) before the following		8,912,179		(524,270)
Interest expense (income)		326,729		(918)
Foreign exchange loss		1,341,922		10,728
Unrealized loss on marketable securities		2,175		-
		1,670,826		9,810
Income (loss) before income taxes		7,241,353		(534,080)
Income tax expense (Note 12(a))		4,641,558		-
Net income (loss) and comprehensive income (loss) for the year	$	2,599,795	$	(534,080)
Attributable to:				
Non-controlling interests	$	40,122	$	-
Shareholders of the Company		2,559,673		(534,080)
	$	2,599,795	$	(534,080)
Basic income (loss) per share	$	0.05	$	(0.01)
Weighted average shares outstanding - basic		56,058,573		55,501,370
Diluted income (loss) per share	$	0.05	$	(0.01)
Weighted average shares outstanding - diluted		56,073,687		55,501,370

The accompanying notes are an integral part of these consolidated financial statements.

ARGONAUT GOLD INC.
(Formerly Argonaut Gold Ltd.)
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31
(Expressed in United States Dollars)

		2010		2009
Cash flows from operating activities				
Net income (loss) for the year	$	2,599,795	$	(534,080)
Items not affecting cash:				
Depreciation, depletion and accretion		6,382,563		-
Gain on sale of equipment		(16,289)		-
Stock-based compensation		770,694		465,850
Unrealized foreign exchange loss		288,281		-
Unrealized loss on marketable securities		2,175		-
Future income tax recovery		(539,499)		-
		9,487,720		(68,230)
Changes in non-cash operating working capital items				
Receivables		(2,127,474)		-
Inventories		(3,406,073)		-
Prepaid expenses and deposits		(564,739)		(38,580)
Accounts payable and accrued liabilities		2,205,439		123,159
Deferred revenue		1,932,307		-
Changes in other long-term assets		(1,636,877)		-
Total cash flows from operating activities		5,890,303		16,349
Cash flows from investing activities				
Expenditures on mineral properties, plant and equipment		(19,605,159)		(17,484)
Purchase of Castle Gold shares, net of amounts included in receivables (Note 4(b))		(5,624,520)		(96,472,820)
Proceeds from sale of equipment		77,800		-
Proceeds from sale of investment in Rocas el Tambor		1,720,264		-
Cash from acquisition of Intuitivo (Note 4(a))		-		282,424
Total cash flows from (used in) investing activities		(23,431,615)		(96,207,880)
Cash flows from financing activities				
Settlement of private placement transaction costs previously accrued		(3,533,818)		-
Repayment of long-term debt		(1,027,341)		-
Proceeds from exercise of stock options		75,006		-
Issue of common shares, net of share issuance costs (Note 13(b))		-		131,774,606
Issue of warrants, net of share issuance costs (Note 13(d))		-		11,838,786
Total cash flows from (used in) financing activities		(4,486,153)		143,613,392
(Decrease) increase in cash and cash equivalents		(22,027,465)		47,421,861
Cash and cash equivalents, beginning of year		47,421,864		3
Cash and cash equivalents, end of year	$	25,394,399	$	47,421,864

Supplementary cash flow information (Note 18)

The accompanying notes are an integral part of these consolidated financial statements.

ARGONAUT GOLD INC.
(Formerly Argonaut Gold Ltd.)
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
For the years ended December 31
(Expressed in United States Dollars, except common share amounts)

	Common Shares	Share Capital	Warrants	Contributed Surplus	Non-controlling Interest	Deficit	Shareholders' Equity
Balance at December 31, 2008	7,500,000 $	493,743 $	- $	- $	- $	- $	493,743
Adjustment to issued shares on a 30:1 basis (Note 4(a))	(7,250,000)	(211,619)	-	-	-	-	(211,619)
Acquisition of Argonaut Gold Inc. (Note 4(a))	55,500,000	128,344,594	12,202,978	18,826	-	-	140,566,398
Acquisition of Castle Gold (Note 4(b))	-	-	-	-	2,467,809	-	2,467,809
Net loss for the year	-	-	-	-	-	(534,080)	(534,080)
Balance at December 31, 2009	55,750,000 $	128,626,718 $	12,202,978 $	18,826 $	2,467,809 $	(534,080) $	142,782,251
Shares issued to agent on Castle Gold acquisition	178,911	511,614	-	-	-	-	511,614
Stock options exercised	25,000	93,832	-	(18,826)	-	-	75,006
Stock-based compensation	-	-	-	724,098	-	-	724,098
Restricted shares issued (vested)	97,760	255,957	-	(209,361)	-	-	46,596
Restricted shares issued (unvested)	246,955	-	-	-	-	-	-
Acquisition of non-controlling interest (Note 4(c))	-	-	-	-	(2,507,931)	(6,737,561)	(9,245,492)
Net income for the year	-	-	-	-	40,122	2,559,673	2,599,795
Balance at December 31, 2010	56,298,626 $	129,488,121 $	12,202,978 $	514,737 $	- $	(4,711,968) $	137,493,868

The accompanying notes are an integral part of these consolidated financial statements.

(Expressed in United States Dollars)

1 NATURE OF OPERATIONS

Argonaut Gold Inc. (“the Company” or “Argonaut”) is engaged in gold mining, mine development and mineral exploration activities of gold-bearing mineral properties in the Americas. As of December 31, 2010, the Company’s only operating mine is the El Castillo mine, located in the State of Durango, Mexico.

The Company was incorporated under the name “Intuitivo Capital Corporation” (“Intuitivo”) under the Ontario Business Corporation Act (“OBCA”) on April 3, 2007. On December 30, 2009, Intuitivo was acquired through a “reverse takeover” by Argonaut Gold Inc. (“AGI”). Effective December 30, 2009, the articles of the Company were amended to change the name of the Company from Intuitivo Capital Corporation to Argonaut Gold Ltd. (“AGL”). Although AGL was the legal parent, AGI was determined to be the acquirer for accounting purposes. The 2009 comparative figures on the consolidated statement of income and comprehensive income and consolidated statement of cash flows in this report are for AGI, which was incorporated September 25, 2008.

On October 1, 2010, AGL was amalgamated with its wholly owned subsidiary AGI and the amalgamated company was named Argonaut Gold Inc.

2 SIGNIFICANT ACCOUNTING POLICIES

a) Basis of Presentation

The Company’s consolidated financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada. These consolidated financial statements are expressed in United States (“US”) dollars and include the accounts of Argonaut Gold Inc. and its subsidiaries. The Company’s significant subsidiaries include wholly-owned Argonaut Gold U.S. Corp., Castle Gold Corporation (“Castle Gold”) and its Mexican subsidiaries, Minera Real Del Oro S.A. de C.V. (“MRO”) and Durango Fern Mines S.A. de C.V.

All significant inter-company balances and transactions have been eliminated upon consolidation.

b) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Significant areas where judgment is applied include asset and investment valuations, ore reserve estimation, ore recovery estimates, finished and in process inventory quantities, the useful lives of mineral property, plant and equipment, impairment assessments, estimated current and future tax balances, stock-based compensation, asset retirement obligations and other environmental liabilities. Actual results could differ from management’s estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and balances with banks and short-term investments with original maturities of three months or less.

d) Marketable Securities

Investments in marketable securities are designated as held-for-trading and recorded at fair value. Fair values are determined by reference to quoted market prices at the balance sheet date. Unrealized gains and losses on held-for-trading investments are recognized in the statements of income. Investment transactions are recognized on the trade date with transaction costs charged to operations.

e) Receivables and Accounts Payable

Receivables and accounts payable are non-interest bearing and are stated at amortized cost. Where necessary, trade receivables include allowances for uncollectable amounts.

f) Inventories

Inventories are valued at the lower of average cost and net realizable value. Cost includes acquisition, freight and other directly attributable costs. Work-in-process inventory includes ore in the leaching process, stockpiled ore at mining operations, and gold on carbon in transit to or at a custom stripping facility. Finished goods includes gold in dore or bullion. For work-in-process and finished goods inventories, cost includes all direct costs incurred in production including direct labour and materials, freight, depreciation and amortization and directly attributable overhead costs.

g) Mineral Properties, Plant and Equipment

i) Plant and Equipment

Plant and equipment are recorded at cost. The cost of buildings, plant and processing equipment are amortized on a straight-line basis or on a unit-of-production basis over the estimated useful life of the related asset. The cost of office equipment, furniture and fixtures and vehicles is amortized on a straight-line basis over the estimated useful life of the related asset. When the Company incurs debt directly related to the construction of a new operation or major expansion, the interest and financing costs associated with such debt are capitalized during the construction period. No amortization is recorded until the property, plant or equipment are substantially complete and ready for use.

ii) Mineral Properties and Mine Development Costs

The cost of acquiring, exploring and developing mineral properties or property rights and the cost to increase future output by providing access to additional sources of reserves or resources, are deferred. Revenue and expenses derived from mining activities prior to the assets being ready for use in the manner intended by management are included in the cost of the related mineral property. When assets are ready for use as intended by management, mineral properties and mine development costs are amortized on a unit-of-production basis over the estimated proven and probable reserves to which they relate. Development costs associated with each distinct section of the mine are amortized over the reserves to which they relate.

During the production phase, development costs resulting in a betterment of the mineral property are capitalised. Stripping costs incurred in the production phase are accounted for as variable production costs. Stripping costs resulting in a betterment of the mineral property by providing access to additional sources of ore are capitalized and amortized as the relevant mineral reserves are mined.

iii) Asset Impairment

The carrying value of long-lived assets, which consist primarily of mineral properties, plant and equipment, are assessed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. An impairment loss is recognized if the carrying value of an asset exceeds the total undiscounted cash flows expected from its use and disposal. Undiscounted cash flows for mineral properties are based on estimates of future metal prices, proven and probable reserves, estimated value beyond proven and probable reserves, and future operating, capital, and reclamation cost assumptions. An impairment loss would be recorded as the amount by which the carrying amount of the asset exceeds its fair value.

Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses whether the carrying value can be recovered using other criteria. If an impairment is identified, the carrying value of the property interest is written down to its estimated fair value.

iv) Repairs and Maintenance

Repairs and maintenance costs, including shutdown maintenance costs, are charged to expense as incurred, except when these repairs significantly extend the life of an asset or result in an operating improvement. In these instances, the portion of these repairs relating to the betterment is capitalized as part of plant and equipment.

h) Long-Term Debt

Long-term debt is initially recorded at total proceeds received less direct issuance costs. Long-term debt is subsequently measured at amortized cost and interest is calculated using the effective interest rate method.

i) Revenue Recognition

Revenue is recognized when persuasive evidence of a sale arrangement exists, the risks and rewards of ownership pass to the purchaser, delivery of finished goods has taken place, the selling price is fixed or determinable and collectability is reasonably assured.

j) Asset Retirement Obligations

Future obligations to retire an asset including dismantling, remediation and ongoing treatment and monitoring of the site are initially recognized and recorded as a liability at fair value, based on estimated future cash flows, the Company's current credit adjusted risk-free discount rate and an estimated inflation factor. The liability is adjusted for changes in the expected amounts and timing of cash flows required to discharge the liability and accreted to full value over time through periodic charges to operations. The amount of the asset retirement liability initially recognized and any subsequent adjustments are capitalized as part of the asset's carrying value and amortized over the asset's estimated useful life.

k) Stock-Based Compensation

The Company records compensation cost based on the fair value method of accounting for stock-based compensation. The fair value of stock options is determined using the Black-Scholes option pricing model using estimates at the date of the grant. Restricted shares are valued at the closing market price on the day before the grant date. The fair value of the awards is recognized over the vesting period as compensation expense and contributed surplus. When options are exercised, the proceeds received, together with any related amount in contributed surplus, are credited to share capital.

l) Income Taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on differences between the financial statement carrying values and the income tax bases of assets and liabilities, and are measured using the enacted or substantively enacted income tax rates and laws that are expected to be in effect when the temporary differences are expected to reverse. The effect on future income tax assets and liabilities of a change in income tax rates is recognized in the period that includes the date of enactment or substantive enactment of the change. When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the potential future benefit is provided and no asset is recognized.

m) Earnings per Share

Basic earnings (loss) per share is calculated using the weighted average number of shares outstanding. Diluted earnings per share is calculated using the treasury stock method. In order to determine diluted earnings per share, the treasury stock method assumes that any proceeds from the exercise of dilutive stock options and warrants would be used to repurchase common shares at the average market price during the period, with the incremental number of shares being included in the denominator of the diluted earnings per share calculation. The diluted earnings per share calculation excludes any potential conversion of options and warrants that would increase earnings per share. In periods of loss, diluted loss per share is the same as basic loss per share as the effect would be anti-dilutive.

n) Financial Instruments

Financial assets and liabilities, including derivative instruments, are initially recognized and subsequently measured based on their classification as "held-for-trading", "available-for-sale", "loans and receivables", or "other" financial liabilities. Held-for-trading financial instruments are measured at fair value with changes in fair value recognized in operations for the period. Available-for-sale financial assets are measured at fair value and changes in fair value are included in other comprehensive income until the asset is removed from the balance sheet. Loans and receivables and other financial liabilities are measured at amortized cost using the effective interest rate method. Derivative instruments, including embedded derivatives, are measured at fair value with changes in fair value recognized in operations for the period.

The Company has designated its cash and cash equivalents and marketable securities as held for trading and has recorded them at fair value. Receivables and deposits are classified as loans and receivables and are recorded at amortized cost. Accounts payable and accrued liabilities and long-term debt are classified as other financial liabilities and are recorded at amortized cost.

o) Foreign Currency Translation

Monetary assets and liabilities of the Company's operations denominated in currencies other than the US dollar are translated into US dollars at the rates of exchange prevailing at the balance sheet date. Non-monetary assets and liabilities are translated at historical exchange rates prevailing at each transaction date. Revenues and expenses are translated at average rates throughout the reporting period, with the exception of depreciation, depletion and amortization which are translated at historical exchange rates. Gains and losses on translation of foreign currencies are included in operations.

(Expressed in United States Dollars)

3 ADOPTION OF NEW ACCOUNTING STANDARDS AND RECENT PRONOUNCEMENTS

Business Combinations and Related Sections

The Canadian Institute of Chartered Accountants ("CICA") issued three new accounting standards in January 2009: Handbook Section 1582, Business Combinations; Section 1601, Consolidated Financial Statements and Section 1602, Non-controlling Interests. Section 1582 replaces Section 1581 and establishes standards for the accounting for a business combination. It represents the Canadian equivalent of International Financial Reporting Standards ("IFRS") 3R, Business Combinations. The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. Sections 1601 and 1602 together replace Section 1600, Consolidated Financial Statements. Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1601 applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of International Accounting Standard ("IAS") 27, Consolidated and Separate Financial Statements, and applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. The Company chose to early adopt Sections 1582, 1601 and 1602 effective January 1, 2010. The balance sheet as at December 31, 2009 has been reclassified to conform to this presentation. The non-controlling interests in income are no longer deducted in arriving at consolidated net earnings. Consolidated net income (loss) and comprehensive income (loss) have been attributed to equity shareholders of the Company and non-controlling interests.

4 ACQUISITION OF INTUITIVO AND CASTLE GOLD

a) On November 24, 2009, Intuitivo and AGI, a private company existing under Yukon law, entered into a Qualifying Transaction Agreement and, pursuant to the Qualifying Transaction Agreement, entered into an Amalgamation Agreement. On December 17, 2009, the Company incorporated a subsidiary, 1813214 Ontario Inc. ("Subco"), under the OBCA for the purposes of amalgamating the subsidiary. AGI and Subco amalgamated on December 30, 2009 by way of articles of amalgamation under the name "Argonaut Gold Inc.". On the same day, AGI completed a reverse takeover of Intuitivo which was renamed Argonaut Gold Ltd. AGI was deemed to be the successor company for accounting purposes. Accordingly, the net assets of Argonaut Gold Ltd. are included in the consolidated financial statements at the date of acquisition. These consolidated financial statements include the accounts of AGL from the date of acquisition, December 30, 2009.

(Expressed in United States Dollars)

The value of the share consideration relating to the reverse takeover was based on the fair value of the net assets acquired.

		2009
Cash and cash equivalents	$	282,424
Prepaid expenses and deposits		18,526
Purchase consideration	$	300,950

The $300,950 of purchase consideration was represented by a deemed issuance of share capital of $282,124 and contributed surplus of $18,826. The contributed surplus relates to the estimated fair value of the outstanding Intuitivo options at the reverse takeover date (Note 13(c)(ii)).

b) On December 30, 2009, the Company acquired 91.12% of the fully diluted shares of Castle Gold. The transaction was accounted for as a business combination.

The purchase consideration was as follows:

		Amount
Cash paid to Castle Gold shareholders	$	93,119,948
Transaction costs		3,562,414
Purchase price	$	96,682,362

(Expressed in United States Dollars)

The allocation of the purchase price to the assets acquired and liabilities assumed is based upon estimated fair values at the date of acquisition. During the third quarter of 2010, the Company revised the preliminary purchase price allocation. An additional $1.5 million was allocated to the Company's interest in the Guatemalan investment, Rocas el Tambor, with a consequent reduction of $2.1 million in the amount allocated to the El Castillo mine and the La Fortuna project and a reduction of $0.6 million in the associated future income tax liability. The table below shows the final purchase price allocation.

		Amount
Cash and cash equivalents	$	3,830,514
Marketable securities		23,924
Receivables		1,508,234
Inventories		12,240,511
Prepaid expenses and deposits		947,224
Mineral properties, plant and equipment		130,208,889
Investment in Rocas el Tambor		1,720,264
Accounts payable and accrued liabilities		(4,893,232)
Long-term debt		(6,932,416)
Asset retirement obligations		(1,808,132)
Future income tax liability		(37,695,609)
Non-controlling interest		(2,467,809)
Net assets acquired	$	96,682,362

c) On February 18, 2010, the Company acquired the remaining non-controlling interests in Castle Gold. The transaction was accounted for as a purchase of a non-controlling interest. The difference between the consideration paid of $9,245,492 and the amount of the non-controlling interest of $2,507,931 was recognized directly in deficit. The transaction was funded from available cash on hand. Acquisition related costs totalling $354,466 were recorded in general and administrative expenses.

d) On September 17, 2010, AGI completed the sale of its investment in Rocas el Tambor for $1.7 million.

5 CASH AND CASH EQUIVALENTS

The Company has $25,394,399 (2009 - $47,421,864) in cash and cash equivalents as at December 31, 2010. In 2009, cash and cash equivalents included Guaranteed Investment Certificates of $276,317.

(Expressed in United States Dollars)

6 RECEIVABLES

		2010		2009
Mexican IVA receivable	$	3,606,236	$	1,108,840
Trade receivables		-		364,318
Canadian GST receivable		11,363		35,076
Other receivables		22,120		3,624,983
	$	3,639,719	$	5,133,217

In 2009, other receivables represents amounts held in escrow by the transfer agent for payments made in excess of the cost of the original Castle Gold shares tendered. These amounts receivable were applied against the payment of $9,245,492 required to acquire the remaining 8.88% of Castle Gold in February 2010 (Note 4(c)).

7 INVENTORIES

		2010		2009
Supplies	$	603,565	$	296,029
Work-in-process		19,519,037		11,803,454
Finished goods		1,084,462		141,028
	$	21,207,064	$	12,240,511

As at December 31, 2009, inventories obtained through the acquisition of Castle Gold were reported at estimated fair value. Supplies inventory was valued based on original purchase cost and work-in-process and finished goods were valued at estimated sales value less processing costs, refining costs, selling costs and a reasonable profit margin.

(Expressed in United States Dollars)

8 MINERAL PROPERTIES, PLANT AND EQUIPMENT

	Mineral Property	Plant and Equipment	Construction in-Progress	Cost	Accumulated Depreciation and Depletion	Net Book Value December 31, 2010
El Castillo	$ 129,197,034	$ 5,637,640	$ 5,372,850	$ 140,207,524	$ 11,717,869	$ 128,489,655
La Fortuna	9,227,189	-	-	9,227,189	-	9,227,189
Other	-	100,910	-	100,910	17,307	83,603
	$ 138,424,223	$ 5,738,550	$ 5,372,850	$ 149,535,623	$ 11,735,176	$ 137,800,447

	Mineral Property	Plant and Equipment	Cost	Accumulated Depreciation and Depletion	Net Book Value December 31, 2009
El Castillo	$ 122,242,671	$ 727,808	$ 122,970,479	$ -	$ 122,970,479
La Fortuna	9,304,919	-	9,304,919	-	9,304,919
Other	-	17,485	17,485	-	17,485
	$ 131,547,590	$ 745,293	$ 132,292,883	$ -	$ 132,292,883

a) El Castillo Mine, Mexico

The Company's El Castillo mine is located in the State of Durango, Mexico.

b) La Fortuna Project, Mexico

The La Fortuna property is an exploration stage project located in the State of Durango, Mexico.

9 ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2010	2009
Trade accounts payable	$ 3,660,210	$ 2,442,617
Accrued liabilities	1,285,641	5,849,473
Income taxes payable	1,551,567	259,988
	$ 6,497,418	$ 8,552,078

10 LONG-TERM DEBT

On the acquisition of Castle Gold, the Company assumed long-term debt principally comprising a loan payable to an unrelated party in Canadian dollars ("CA$"). The balance outstanding as at December 31, 2010 was CA$6,193,587 ($6,194,207) (2009 - CA$7,243,587 ($6,904,587)). The principal amount of the loan is to be repaid in full by May 31, 2012. The Company has the right to pre-pay all or any portion of the principal and accrued interest under the loan at any time without notice or penalty. During the second quarter of 2010, the loan agreement was amended to reduce the interest rate from 12% to 12 month LIBOR plus 3%, to reset the LIBOR rate quarterly and to require the interest to be paid quarterly rather than annually. The maturity date of the loan continues to be May 31, 2012. There was no gain or loss recognized on the renegotiation of the debt. The loan is secured by a floating charge on Castle Gold's assets and a pledge by Castle Gold of the shares of its Mexican subsidiary, MRO.

11 ASSET RETIREMENT OBLIGATIONS

The Company's asset retirement obligations relate to the restoration and closure of its mineral properties, plant and equipment. The asset retirement obligations have been recorded as liabilities at fair value, using a credit adjusted discount rate of 6.5% (2009 - 9.5%) and an inflation factor of 4.4% (2009 - 4.8%). The amounts of the liabilities are subject to assessment during each reporting period. The total undiscounted amounts of the estimated obligations are approximately $5,409,896 (2009 - $5,372,786).

The following table summarizes changes to the Company's asset retirement obligations:

	2010		2009
Balance, beginning of year	$ 1,808,132	$	-
Assumed on acquisition of Castle Gold (Note 4)	-		1,808,132
Accretion	171,772		-
Change in estimated timing and amount of closure costs	16,366		-
Balance, end of year	$ 1,996,270	$	1,808,132

(Expressed in United States Dollars)

12 INCOME TAXES

a) The income tax expense differs from that computed by applying the applicable Canadian federal and provincial statutory rates before taxes as follows:

	2010	2009
Statutory income tax rate	30%	33%
Tax expense at the statutory income tax rate	$ 2,172,406	$ (176,246)
Capital gain exclusion	(238,979)	-
Foreign exchange without tax benefit	404,724	-
Increase in valuation allowances	2,037,884	467,185
Share issuance costs	-	(290,939)
Inflation on Mexican Peso for tax	294,914	-
Other	(29,391)	-
Income tax expense	$ 4,641,558	$ -

Income tax expense included in the consolidated statements of income is as follows:

	2010	2009
Current tax expense	$ 7,177,884	$ -
Future income recovery	(2,536,326)	-
Income tax expense	$ 4,641,558	$ -

(Expressed in United States Dollars)

b) The significant components of the Company's future income tax assets (liabilities) are as follows:

	2010	2009
Future income tax assets:		
Non-capital income tax losses carried forward	$ 3,545,943	$ 4,006,556
Cumulative eligible capital	525,035	679,735
Other	64,694	-
Deferred revenue	541,046	-
Share issuance costs	819,868	964,023
Mineral properties, plant and equipment	576,322	578,000
Total future income tax assets	6,072,908	6,228,314
Valuation allowance	(5,467,167)	(6,228,314)
Future income tax liabilities:		
Inventory	(423,962)	(1,160,895)
Mineral properties, plant and equipment	(35,347,425)	(37,127,802)
Unrealized foreign exchange	(1,990,464)	-
Net future income tax liabilities	$ (37,156,110)	$ (38,288,697)

On November 1, 2009, Mexico Congress approved the tax reform bill for 2010. As part of the 2010 tax reform in Mexico, the income tax rate of 28% is temporarily increased to 30% for tax years 2010 to 2012 , 29% in 2013 and is scheduled to return to 28% in 2014.

Management believes that sufficient uncertainty exists regarding the realization of certain future tax assets such that a valuation allowance is required. The valuation allowance reflects management's assessment regarding the future realization of Canadian and foreign tax assets and estimates of future earnings in these jurisdictions as of December 31, 2010.

c) As at December 31, 2010, the Company and its subsidiaries had available Canadian operating loss carryforwards of $14,071,201 (2009 - $13,986,474) which expire between the years 2018 and 2030 and Mexican operating loss carryforwards of $271,838 (2009 - $679,335) which expire between 2018 and 2019.

(Expressed in United States Dollars)

13 SHARE CAPITAL

a) Authorized Share Capital: Unlimited common shares without par value

b) Issued and Outstanding Share Capital

On December 30, 2009, AGI acquired Intuitivo in a reverse takeover transaction. Upon completion of the reverse takeover transaction, Intuitivo changed its name to AGL. The share capital of each company prior to the business combination was as follows:

Intuitivo Capital Corporation

	Number of Shares		Amount
Balance as at December 31, 2008	7,500,000	$	493,743
Issued shares on a 30:1 basis	(7,250,000)		(211,619)
Balance as at December 30, 2009 prior to acquisition	250,000	$	282,124

Argonaut Gold Inc. (formerly a subsidiary of AGL)

	Number of Shares		Amount
Issued for cash on incorporation on September 25, 2008	3	$	3
Balance, December 31, 2008	3		3
Non-brokered private placement (i)	3,016,931		1,509,891
For services (i)	983,066		465,850
Brokered private placement (ii)	50,000,000		131,065,000
Broker compensation (ii)	1,500,000		3,931,950
Issuance costs (ii)	-		(8,628,100)
Balance as at December 30, 2009 prior to acquisition	55,500,000	$	128,344,594

i) In 2009, AGI issued a total of 3,999,997 common shares for cash of $1,509,891 and for services with an estimated fair value of $465,850.

(Expressed in United States Dollars)

ii) On November 20, 2009, AGI issued 50,000,000 subscription receipts for one share and one-half warrant for CA$3.00 per unit. The subscriptions were converted on December 30, 2009 after the Company completed the terms of the agreement. On completion of the reverse takeover of AGL by AGI, replacement shares and warrants of AGL were issued for the respective AGI instrument. The broker of the private placement was paid $4,500,000 in cash and was issued 1,500,000 shares, 750,000 warrants and 1,500,000 broker compensation options. Each warrant and broker compensation option has an exercise price of CA$4.50 and is exercisable until December 29, 2012. The warrants and broker compensation options are fully vested. Each share was valued at CA$2.75 and each warrant and broker compensation option was valued at CA$0.50. The fair value of each warrant and broker compensation option was estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted average assumptions: expected dividend yield of 0%, expected volatility of 47.3%, risk-free interest rate of 1.65% and an expected option life of three years.

Subsequent to the reverse takeover, the share capital of the Company was as follows:

	Number of Shares		Amount
Balance as at December 30, 2009 prior to business combination with AGI	250,000	$	282,124
Issued pursuant to reverse takeover in exchange for shares of AGI	55,500,000		128,344,594
Balance as at December 31, 2009	55,750,000		128,626,718
Shares issued to agent on Castle Gold acquisition	178,911		511,614
Restricted shares issued to directors	17,856		46,596
Restricted shares issued to employees	79,904		209,361
Restricted shares issued to employees (unvested)	246,955		-
Stock options exercised (Note 13(c)(ii))	25,000		93,832
Balance as at December 31, 2010	56,298,626	$	129,488,121

c) Share Incentive Plans

i) In 2010, the Board of Directors approved a share incentive plan for the Company and the plan was ratified by the shareholders. The aggregate number of awards and options to be granted under the plan cannot exceed 10% of the issued and outstanding capital of the Company at the time of the granting of the award or option. Options may be granted for a term not exceeding ten years. The exercise price of the options is fixed by the Board of Directors of the Company at the time of grant, subject to all applicable regulatory requirements. As at December 31, 2009, the Company had not issued any options under this plan.

Stock Options

The following table summarizes information relating to stock options outstanding and exercisable at December 31, 2010 pursuant to the Company's share incentive plan (in Canadian dollars):

Exercise Price Per Share	Number of Options Outstanding	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Options Exercisable	Weighted Average Exercise Price
$ 2.90 - 4.26	323,166	9.1 $	3.33	53,283 $	3.50

The following table summarizes the stock option activity for the year ending December 31, 2010:

	Options		Weighted-Average Exercise Price (CA$)
Outstanding at December 31, 2009	-	$	-
Granted	328,166		3.32
Forfeited	(5,000)		3.00
Outstanding at December 31, 2010	323,166	$	3.33

During the year ended December 31, 2010, stock options were granted to directors, employees and contractors. The term of the stock options and expected option life is 10 years and the remaining contractual life extends to December 1, 2020. The weighted average fair value of these stock options was estimated to be CA$1.38. The total fair value of these stock options will be amortized over the vesting period, which is three years. The total stock-based compensation related to stock options for the year

(Expressed in United States Dollars)

ended December 31, 2010 was $218,433, and was substantially recognized in general and administrative expenses.

Option pricing models require the input of subjective assumptions which can materially affect the estimated fair value of options. The fair value of each stock option was estimated as at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	Year Ended December 31, 2010
Volatility	37.4%
Risk-free interest rate	3.6%
Expected life	10 years
Dividend yield	Nil

Restricted Shares

The following table summarizes the restricted share activity for the year ended December 31, 2010:

	Shares	Weighted Average Price (CA$)
Outstanding at December 31, 2009	-	$ -
Granted	344,715	2.70
Vested	(97,760)	2.70
Outstanding at December 31, 2010	246,955	$ 2.70

During the year ended December 31, 2010, 344,715 restricted shares were granted to directors and employees. The weighted average fair value of these restricted shares is CA$2.70. Restricted shares granted to directors vest immediately and are restricted for the shorter of two years or six months after a director retires from the board. Restricted shares granted to employees vest one-third per year for three years. Restricted shares are held by the Company until vested. The total stock-based compensation related to restricted shares for the year ended December 31, 2010 was $552,261, and was substantially recognized in general and administrative expenses.

The weighted average remaining life of the unvested employee restricted shares is 1.4 years.

(Expressed in United States Dollars)

ii) The Company had outstanding options for the purchase of common shares to former holders of Intuitivo options issued under the former Intuitivo share incentive plan. On December 30, 2009, when AGI completed a reverse takeover of AGL (formerly Intuitivo) each 30 issued and outstanding options of AGL were consolidated into one option. All of these options were exercised in 2010. The weighted average fair value of options exchanged during the year ended December 31, 2009 was CA$0.79. The fair value of the options was estimated on the date of the exchange using the Black-Scholes option-pricing model with the following weighted average assumptions: expected dividend yield of 0%, expected volatility of 47.3%, risk-free interest rate of 1.65% and an expected option life of three years.

The stock option activity of Intuitivo prior to the reverse takeover and the subsequent activity was as follows:

	Number of Options		Weighted Average Exercise Price (CA$)
Balance as at December 31, 2008	750,000	$	0.10
Adjustment to stock options on a 30:1 basis	(725,000)		-
Balance as at December 30, 2009 prior to acquisition	25,000		3.00
Stock options exercised	(25,000)		3.00
Balance as at December 30, 2010	-	$	-

d) Warrants

The Company has issued warrants for the purchase of common shares in a brokered private placement and as broker compensation for the private placement. The weighted average fair value of warrants issued during the year ended December 31, 2009 was CA$0.50 per warrant.

	Number of Warrants		Weighted Average Exercise Price (CA$)
Balance, December 31, 2008	-	$	-
Brokered private placement	24,999,998		4.50
Broker compensation	750,000		4.50
Balance, December 31, 2009 and 2010	25,749,998	$	4.50

All warrants outstanding expire on December 29, 2012.

ARGONAUT GOLD INC.
(Formerly Argonaut Gold Ltd.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010 and 2009
(Expressed in United States Dollars)

The following table summarizes amounts allocated to warrants during the years ended December 31, 2009 and 2010:

Balance, December 31, 2008	$ -
Issued in private placement	11,915,000
Issued for broker compensation	1,072,350
Issuance costs	(784,372)
Balance, December 31, 2009 and 2010	$ 12,202,978

e) Broker Compensation Options

The Company has issued options for the purchase of common shares as broker compensation for the private placement on November 20, 2009. The weighted average fair value of options granted was CA$0.50. The fair value of the broker compensation options are estimated on the date of issue using the Black-Scholes option-pricing model with the following weighted average assumptions: expected dividend yield of 0%, expected volatility of 47.3%, risk-free interest rate of 1.65% and an expected life of three years.

The following table summarizes broker compensation options during the years ended December 31, 2009 and 2010:

	Number of Shares Under Option	Weighted Average Exercise Price (CA$)
Balance, December 31, 2008	-	$ -
Granted - broker compensation options	1,500,000	4.50
Balance, December 31, 2009 and 2010	1,500,000	$ 4.50

The outstanding broker compensation options as at December 31, 2010 are fully vested and expire on December 29, 2012.

(Expressed in United States Dollars)

14 CONTRIBUTED SURPLUS

		Amount
Balance, December 31, 2008	$	-
Fair value of AGI options issued in exchange for Intuitivo options (Notes 4(a) and 13(c))		18,826
Balance, December 31, 2009		18,826
Stock options exercised		(18,826)
Stock-based compensation		724,098
Restricted shares vested		(209,361)
Balance, December 31, 2010	$	514,737

15 CAPITAL MANAGEMENT

The Company manages and adjusts its capital structure based on available funds in order to support its operations and the acquisition, exploration and development of mineral properties. The capital of the Company consists of cash and cash equivalents, share capital, warrants, contributed surplus and long-term debt. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

The Company’s objectives in managing capital are to safeguard its ability to operate as a going concern and to generate a superior return to shareholders. The Company may finance acquisition and exploration activity through cash flows from operations, joint ventures and by raising additional debt or share capital when market conditions are suitable.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

(Expressed in United States Dollars)

16 SEGMENT DISCLOSURES

The Company operates in one segment in the mining industry and its only product is gold. The following table summarizes the geographic distribution of the Company's assets:

	2010	2009
Canada	$ 21,813,350	$ 48,828,425
United States	1,003,050	220,782
Mexico	168,453,780	149,314,367
	$ 191,270,180	$ 198,363,574

All of the Company's revenue and income from mining operations was generated from Mexico. All sales were to one customer. The following table summarizes the geographic distribution of the Company's income (loss) before taxes for the year:

	2010	2009
Canada	$ (4,599,715)	$ (522,183)
United States	187,240	(11,897)
Mexico	11,653,828	-
	$ 7,241,353	$ (534,080)

17 FINANCIAL RISK FACTORS

a) Credit Risk

Credit risk arises from the non-performance by counterparties of contractual financial obligations. The Company maintains substantially all of its cash and cash equivalents with major financial institutions. Deposits held with these institutions may exceed the amount of insurance provided on such deposits. The Company has significant receivables from Canadian and Mexican government authorities for refundable taxes. The Company manages credit risk for trade and other receivables through established credit monitoring activities. The Company currently transacts with highly rated counterparties for the sale of gold. Management believes that the credit risk concentration with respect to these financial instruments is remote. The Company is subject to credit risk as of December 31, 2010 in relation to the Mexico IVA receivable of $3,606,236.

b) Commodity Price Risk

The Company is subject to price risk from fluctuations in market prices of commodities, specifically gold. The Company has elected not to actively manage its exposure to commodity price risk at this time. The Company's future gold mining operations will be significantly affected by changes in the market prices for gold. Gold prices fluctuate on a daily basis and are affected by numerous factors beyond the Company's control. The supply and demand for gold, the level of interest rates, the rate of inflation, investment decisions by large holders of gold including governmental reserves and stability of exchange rates can all cause significant fluctuations in gold prices. Such external economic factors are in turn influenced by changes in international investment patterns and monetary systems and political developments.

c) Foreign Currency Risk

Because the Company operates on an international basis, foreign exchange risk exposures arise from transactions and balances denominated in foreign currencies. The Company's foreign exchange risk arises primarily with respect to the Canadian dollar and the Mexican peso. The Company's cash flows from Mexican operations are exposed to foreign exchange risk as commodity sales are denominated in US dollars and the majority of operating expenses are in Mexican pesos. The majority of administrative transactions are denominated in Canadian dollars. The majority of the cash and long-term debt is in Canadian dollars. The Company has elected not to actively manage this exposure at this time.

d) Liquidity Risk

The Company manages liquidity risk by maintaining adequate cash and cash equivalent balances. The Company continuously monitors and reviews both actual and forecasted cash flows, and also matches the maturity profile of financial assets and liabilities. As at December 31, 2010, the Company had a cash balance of $25,394,399 (2009 - $47,421,864) to settle current liabilities of $11,298,892 (2009 - $10,737,924).

e) Interest Rate Risk

The Company has interest income on cash balances that is subject to fluctuations in interest rates. The Company carries long-term debt on which interest is payable quarterly at an adjustable rate of LIBOR plus 3%. Management believes that the effective changes in interest rates would not have significant impact on financial position or results from operations.

f) Fair Value

Canadian GAAP requires that the Company disclose information about the fair value of its financial assets and liabilities. Fair value estimates are made at the balance sheet date, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties in significant matters of judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect these estimates.

(Expressed in United States Dollars)

The carrying values of receivables and accounts payable and accrued liabilities reflected in the consolidated balance sheets approximate fair values due to the short-term maturities of these instruments.

The carrying value of long-term debt approximates its fair value based on its floating rate nature.

The Company classified fair measurements using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities

Level 2 - inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly

Level 3 - inputs for the asset or liability that are not based on observable market data

As of December 31, 2010, the carrying value and fair value of financial instruments held at fair value are as follows:

	Carrying Value	Fair Value	Hierarchy Level
Financial assets			
Cash and cash equivalents	$ 25,394,399	$ 25,394,399	2
Marketable securities	22,601	22,601	1

As of December 31, 2009, the carrying value and fair value of financial instruments held at fair value are as follows:

	Carrying Value	Fair Value	Hierarchy Level
Financial assets			
Cash and cash equivalents	$ 47,421,864	$ 47,421,864	2
Marketable securities	23,924	23,924	1

g)   Sensitivity Analysis

Based on management's knowledge and experience of the financial markets, the Company believes the following movements are reasonably possible over the year:

i)   The majority of the Company's cash is denominated in Canadian dollars. The Company reports its results in US dollars and therefore a 10% fluctuation in the exchange rate from Canadian dollars to US dollars will generate increases or decreases in the carrying value of approximately $2.5 million.

ii)   The majority of the Company's long-term debt is denominated in Canadian dollars. The Company reports its results in US dollars and therefore a 10% fluctuation in the exchange rate from Canadian dollars to US dollars will generate increases or decreases in the carrying value of approximately $0.7 million

18   SUPPLEMENTARY CASH FLOW INFORMATION

		2010
Non-cash activities		
Change in accounts receivable as a result of investing activities	$	3,620,972
Change in accounts payable as a result of financing activities		
Issue of common shares		(3,242,509)
Issue of warrants		(291,309)
Shares issued to agent on Castle Gold acquisition		511,614
Fair value of restricted shares vested		255,957
Grant date fair value of exercised stock options		18,826
Income taxes paid		5,818,733
Interest paid		467,943

(Expressed in United States Dollars)

19 COMMITMENTS

The Company has the following commitments:

	2011	2012	2013	2014	2015	Thereafter	Total
Operating lease obligations	$ 211,256	$ 192,787	$ 182,096	$ 88,360	$ 12,944	$ -	$ 687,443
Purchase obligations	265,210	-	-	-	-	-	265,210
Land agreement obligations	122,159	127,534	133,145	139,004	145,120	647,205	1,314,167
Long-term debt	-	6,194,207	-	-	-	-	6,194,207
Asset retirement obligations	-	-	-	-	-	5,409,896	5,409,896
	$ 598,625	$ 6,514,528	$ 315,241	$ 227,364	$ 158,064	$ 6,057,101	$ 13,870,923

During 2010, the Company entered into a six year or 135 million tonnes contract for mining services effective July 1, 2010. The contract does not require a minimum payment by the Company; however, penalties are defined if the Company suspends the contractors services. Under the contract, the Company deposited $2.3 million which will be applied equally over the next 24 months against amounts billable by the contractor.

20 SUBSEQUENT EVENT

On January 27, 2011, the Company completed the acquisition of Pediment Gold Corp. ("Pediment") under a court approved plan of arrangement (the "Arrangement"). Pursuant to the Arrangement, Argonaut has acquired all of the issued and outstanding common shares of Pediment ("Pediment Shares") for share consideration valued at approximately $140.2 million at acquisition date. In accordance with the Arrangement, former Pediment shareholders received 0.625 of a common share of Argonaut ("Argonaut Shares") for each Pediment Share for a total of 31.8 million Argonaut Shares and 1.6 million options. Outstanding options to acquire Pediment Shares have been converted into options to acquire Argonaut Shares, adjusted in accordance with the same ratio. Pediment holds the advanced exploration stage San Antonio project in the state of Baja California Sur, Mexico and the past producer and exploration stage La Colorada project in Sonora, Mexico and other exploration properties in Mexico.

Exhibit 99.2

ARGONAUT GOLD INC.
(Formerly Argonaut Gold Ltd.)
MANAGEMENT'S DISCUSSION & ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2010

The following Management's Discussion and Analysis ("MD&A") of Argonaut Gold Inc. (the "Company" or "Argonaut") and its subsidiaries has been prepared as at March 29, 2011. All dollar amounts are in United States dollars unless otherwise stated (C$ represents Canadian dollars). This MD&A should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended December 31, 2010. The financial statements were prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). Additional information relating to the Company including its Annual Information Form is available under the Company's profile on the SEDAR website at www.sedar.com.

This MD&A contains forward looking information. Reference to the risk factors described in the "Cautionary Statement" at the end of this MD&A is advised.

DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

The Company is engaged in gold mining, mine development and mineral exploration activities of gold-bearing mineral properties in the Americas. Currently, the Company owns and operates the El Castillo Mine, an open pit heap leach gold operation in the State of Durango, Mexico. The El Castillo Mine has been in commercial production since 2008. The Company also owns the La Fortuna Project, an exploration stage property, in the State of Durango, Mexico. The Company acquired these mineral properties through the acquisition of Castle Gold Corporation ("Castle Gold") on December 30, 2009.

The 2009 comparative consolidated statement of income and comprehensive income and consolidated statement of cash flows data presented is for Argonaut Gold Inc. ("AGI"), a subsidiary of the Company and the company deemed to be the acquirer for accounting purposes in a reverse takeover of Argonaut Gold Ltd. (previously Intuitivo Capital Corporation) effective December 30, 2009. AGI was incorporated on September 25, 2008. On October 1, 2010, Argonaut Gold Ltd. was amalgamated with its wholly owned subsidiary AGI and the amalgamated company was named Argonaut Gold Inc.

ACQUISITION OF PEDIMENT GOLD CORP.

On January 27, 2011, the Company completed a business combination with Pediment Gold Corp. ("Pediment") under a court approved plan of arrangement (the "Arrangement"). Pursuant to the Arrangement, Argonaut has acquired all of the issued and outstanding common shares of Pediment in a transaction valued at approximately $140 million at the acquisition date. In accordance with the Arrangement, former Pediment shareholders received 0.625 of a common share of Argonaut for each Pediment common share. Outstanding options to acquire Pediment common shares have been converted into options to acquire Argonaut common shares, adjusted in accordance with the same ratio. Pediment holds the advanced exploration stage San Antonio project in the state of Baja California Sur, Mexico and the past producer and exploration stage La Colorada project in Sonora, Mexico and other exploration properties in Mexico.

2010 HIGHLIGHTS:

- Cash was $25.4 million at December 31, 2010
- 2010 operating statistics:
    - Total tonnes mined in 2010 were 16.0 million tonnes -- up 82% from 2009
    - Ore tonnes mined in 2010 were 7.8 million tonnes -- up 109% from 2009
    - Gold ounces produced in 2010 were 51,323 ounces -- up 78% from 2009
- Completed +35,000 meter drill program -- 315 holes at El Castillo
- National Instrument 43-101 "Standards of Disclosure for Mineral Projects" ("NI 43-101") report on El Castillo completed as at February 24, 2011
    - 1.23 mm oz. in Gold Reserves at El Castillo
- Increase in land position by 450 hectares (68% increase from 2009).

- 15 million tonnes of heap leach pad capacity constructed
- Crushing capacity expanded with additional west side crushing plant and re-design of east side crushing plant bringing total capacity to 6 million tonnes annually.
- Plant capacity increased:
  o Design capacity of 1 million tonnes per month ("TPM") using both east and west plants and a nominal barren solution flow rate of 700 m^3/hr per plant
  o Currently operating west plant at greater than 800,000 TPM and 850 m3/hr

FOURTH QUARTER AND RECENT HIGHLIGHTS:

- 2010 Q4 operating statistics:
  o Total tonnes mined in Q4 were 4.9 million tonnes -- up 75% from 2009 Q4
  o Ore tonnes mined in Q4 were 2.6 million tonnes -- up 109% from 2009 Q4
  o Gold ounces produced in Q4 were 18,291 ounces -- up 110% from 2009 Q4
- Phase II drilling program was completed
- Construction of east heap leach Cell 2 and the pregnant leach solution and barren leach solution ponds were completed in 2011
- East carbon plant is scheduled for commissioning in 2011
- The east side crushing circuit is under construction and is expected to be completed in 2011

SELECTED ANNUAL INFORMATION

The following table sets forth selected annual financial information extracted from the Company's audited financial statements for the years noted:

	2010	2009[2]	2008 [1]
Total Revenue	$51,562,435	Nil	Nil
Net Income (Loss)	$2,599,795	($534,080)	Nil
Earnings (Loss) per Share Basic & Diluted	$0.05	($0.01)	Nil
Total Assets	$191,270,180	$198,363,574	$3
Long-term Liabilities	$42,477,420	$44,843,399	Nil
Dividends Declared per Share	Nil	Nil	Nil

[1] In 2008 revenue and income only include the period from incorporation on September 25, 2008 to December 31, 2008.

[2] Castle Gold was acquired effective December 30, 2009 and the $534,080 loss in 2009 was essentially for AGI.

SUMMARY OF QUARTERLY RESULTS (Unaudited)

The following table sets forth selected unaudited quarterly financial information:

	2010 Q4	2010 Q3	2010 Q2[2]	2010 Q1[2]	2009 Q4[1]
Revenue	$19,885,954	$9,813,684	$12,509,430	$9,353,367	-
Net Income (Loss)	$4,163,035	$345,358	$1,244,984	($3,193,704)	($534,080)
Income (Loss) per Share - Basic & Diluted	$0.07	$0.01	$0.02	($0.06)	($0.01)
Gold Ounces Sold	14,414	7,994	10,387	8,398	-
Average Realized Gold Price per Ounce	$1,377	$1,226	$1,203	$1,109	-

[1] The Company did not have any operating activity until 2009 Q4.
[2] In 2010 Q1 and Q2, cost of sales reelects the fair value assigned to the ounces in inventory on the acquisition of Castle Gold plus processing costs

RESULTS OF OPERATIONS

During the quarter ended December 31, 2010, revenues were $19,885,954 from gold sales of 14,414 ounces at a $1,377 average realized price per ounce. Cost of sales was $8,370,919. Cash cost per gold ounce for units sold was $579 (see Non-GAAP Measures section). Depletion expense was $2,829,314. Depreciation expense was $154,291. Accretion expense was $42,943 and is related to the asset retirement obligations. General and administrative expenses were $1,728,165 which includes $188,316 for stock-based compensation relating to the vesting of stock options and restricted shares granted Net interest expense was $30,862, and foreign exchange gains were $72,748 which includes the foreign exchange loss related to the future tax liabilities arising on the acquisition of Castle Gold of $333,394 offset principally by an exchange gain on the cash held in Canadian dollars and other items. Income tax expense was $2,650,278. The net income for the quarter was $4,163,035, or $0.07 per share. During the quarter the Company increased leach pad inventory and gold on carbon due to significant production enhancements; we expect this to flow to sales in 2011 Q1.

During the year ended December 31, 2010 sales were $51,562,435 from gold sales of 41,193 ounces at a $1,249 average price per ounce. Cost of sales was $30,100,852. The year-to-date cash cost per gold ounce for units sold was $728 (see Non-GAAP Measures section) which reflects the fair value assigned to the ounces in inventory on the acquisition of Castle Gold plus processing costs for 11,032 ounces of gold (opening ounces from acquisition of Castle Gold) and the average cost of the ounces produced in 2010. Depletion expense was $5,764,794 and only reflects the depletion costs for the units produced and sold in 2010. Depreciation expense was $389,475. Accretion expense was $171,772 and is related to the asset retirement obligations. General and administrative expenses were $6,223,362 which includes $761,141 for stock-based compensation relating to the vesting of stock options and restricted shares granted and $354,466 in acquisition related costs associated with the acquisition of the 8.88% non-controlled interest in Castle Gold. Net interest expense was $326,729. Foreign exchange losses were $1,341,922 which includes the foreign exchange loss related to the future tax liabilities arising on the acquisition of Castle Gold of $1,990,464 offset principally by an exchange gain on the cash held in Canadian dollars and other items. Income tax expense was $4,641,558. Net income for the year was $2,599,795, or $0.05 per share.

For the quarter and year ended December 31, 2009 the Company did not have any revenues. General and administrative expenses were $524,470, interest income was $918 and foreign exchange loss was $10,728. Net loss for the year ended December 31, 2009 was $534,080. In December 2009, the Company acquired Castle Gold which owned El Castillo, an active gold mine.

El Castillo Gold Mine

Operating Statistics	Three Months Ended December 31, 2010	Three Months Ended December 31, 2009[1]	Year Ended December 31, 2010	Year Ended December 31, 2009[1]
Tonnes ore	2,560,093	1,226,426	7,757,499	3,704,226
Tonnes waste	2,337,404	1,572,889	8,233,514	5,061,989
Tonnes mined	4,897,497	2,799,315	15,991,013	8,766,215
Waste/ore ratio	0.91	1.28	1.06	1.37
Tonnes direct to leach pad	2,052,752	932,829	6,290,284	2,741,829
Tonnes crushed	510,791	293,597	1,465,350	962,397
Average grams per tonne of gold to leach pad	0.38	0.38	0.37	0.45
Gold ounces to leach pad	31,095	15,209	91,839	53,021
Gold ounces produced	18,292	8,724	51,324	28,768
Gold ounces sold	14,414	7,819	41,193	27,255

[1] The statistics for the three months and twelve months ended December 31, 2009 are derived from Castle Gold's records and are prior to the acquisition of Castle Gold by the Company. Castle Gold's 2009 nine month statistics are available on www.sedar.com.

During the fourth quarter of 2010, the Company mined 4,897,497 tonnes (75% more than 2009 Q4) containing 2,560,093 ore tonnes (109% more than 2009 Q4). During 2010 Q4, the Company crushed 510,791 tonnes (74% more than 2009 Q4). During 2010 Q4, the Company produced 18,291 gold ounces (110% more than 2009 Q4). During 2010 Q4, the Company sold 14,414 gold ounces (84% more than 2009 Q4). The increase in total operating performance is due to a larger, more efficient mining equipment fleet, more heap leach pad capacity and ongoing improvements to the carbon plant and crushing circuit. The waste to ore strip ratio decreased in 2010 Q4 to 0.91 from 1.28.

During the year ended December 31, 2010, the Company mined 15,991,013 tonnes (82% more than 2009) containing 7,757,499 ore tonnes (109% more than 2009). During 2010, the Company crushed 1,465,350 tonnes (52% more than 2009). During 2010, the Company produced 51,323 gold ounces (78% more than 2009). During 2010, the Company sold 41,193 gold ounces (51% more than 2009). As mentioned earlier, the increase in operating performance is due to a larger more efficient mining equipment fleet, more heap leach pad capacity and improvements to the carbon plant and crushing circuit.

Through the fourth quarter of 2010, Argonaut continued its drilling program to define additional mineable gold resources at the El Castillo Mine. In 2010, drilling has mostly been positioned south and east of the current open pit to establish the global gold resource within areas known to contain mineral potential. The Company completed over 35,000 meters of drilling in 315 holes. Argonaut's 2010 drilling formed the basis of a revised resource estimate.

On January 10, 2011, the Company released a new mineral reserve with the assistance of SRK Consulting in Lakewood, Colorado. A NI 43-101 compliant report entitled "NI 43-101 Technical Report on Resources and Reserves, Argonaut Gold Inc., El Castillo Mine, Durango State, Mexico" dated effective November 6, 2010 and prepared by SRK Consulting (the "El Castillo Report") was filed on February 24, 2011. The mineral resource estimation inclusive of mineral reserves from the El Castillo Report is summarized in the following table:

Cut-off Grade AU (ppm)	Material Type	Resource Category	Average AU Grade (ppm)	Tonnes (in millions)	Ounces (000s)
0.15	Oxide and transition (in pit)	Measured	0.322	158.9	1,645.3
		Indicated	0.289	6.8	62.9
		Total M&I	0.320	165.7	1,704.7
0.15	Sulfide (global)	Measured	0.328	70.6	744.8
		Indicated	0.272	91.2	797.5
		Total M&I	0.296	161.8	1.540.0

The proven and probable El Castillo reserve from the El Castillo Report is summarized in the following table:

Classification	Rock Type	Gold Grade (g/t)	Ore Tonnes (000s)	Gold Ounces (000s)
Proven	Oxide and transition	0.36	104,650	1,222
Probable	Oxide and transition	0.33	844	9
Proven and probable	Total	0.36	105,494	1,231

Mineral resources that are not mineral reserves do not have demonstrated economic viability.

The new proven and probable reserves are 1,231,000 ounces of gold as of November 6, 2010 as compared to the previously remaining 586,500 proven and probable ounces (The NI 43-101 compliant technical report prepared by A.C.A. Howe International Limited, entitled "Technical Report on the El Castillo Gold Project, Durango, Mexico for Castle Gold Corp." (the "ACA Howe Report") dated effective July 31, 2008 included a proven and probable reserve estimate of 752,000 ounces of gold as of October 2007 less mining to date of 165,500 ounces) which is a 110% increase. Measured and indicated ounces of gold as of November 6, 2010 were 1,730,000 compared to remaining gold ounces of 1,014,500 (ACA Howe Report included a resource of 1,180,000 ounces as of October 2007 less mining to date of 165,500 ounces) which is a 70% increase. The global measured and indicated resources contained in sulphide mineralization were 1,540,000 ounces.

In addition, during the fourth quarter of 2010, Argonaut completed a core drilling program to obtain samples for metallurgical testing of transition and sulfide mineralization that underlies the oxide resource. The Company drilled 802 metres in seven drill holes during the quarter. This program was completed in November 2010. The core was sent to Kappes Cassidy and Associates in Reno, Nevada where it underwent a series of column tests to determine its viability for the heap-leach recovery of gold from transition and sulfide mineralization.

Additional information relating to the resources and reserves is available in the El Castillo Report filed under the Company's profile on the SEDAR website at www.sedar.com.

During 2010, the Company initiated a capital expansion program to upgrade the El Castillo Mine's monthly processing rate. In 2010, the Company entered into a new six year or 135 million tonnes mining contract with its existing mining contractor. The mining services contractor acquired thirteen 100 ton hauling trucks and three corresponding sized loaders. By the third quarter of 2010, the fleet was fully operational. The Company completed an expansion of the crushing circuit to increase capacity to 200,000 tonnes per month and purchased equipment for a second crushing circuit to ramp up crushing production to 500,000 tonnes per month from the combined circuits. Cells 1 and 3a of the east pad was completed in 2010 Q4 and cell 2 was completed in January 2011.

During 2010, the Company initiated design and construction of two new carbon plants for the El Castillo Mine. Both carbon plants have five carbon columns with a nominal flow rate of 700 cubic metres per hour. The west carbon plant was completed and replaced the old 24 column carbon plant with a nominal flow rate of 400 cubic metres per hour. The west carbon plant began operating the first week of July and is currently processing solution flows of 850 cubic meters per hour. The east carbon plant was substantially completed in 2010 Q3. Construction of the east side barren and pregnant ponds was completed in January 2011, and the east plant will be commissioned in 2011. The additional surplus water retention pond for the west plant was completed in 2010 Q3.

In 2010, the Company entered into an agreement to acquire an additional 450 hectares of surface rights adjacent to the Company's existing land position.

La Fortuna Project

In the fourth quarter of 2010, the Company commenced an evaluation of the historical drilling and metallurgical work as well as examine the potential of the property at the La Fortuna Project. During the fourth quarter, the Company re-opened the road to the project, re-established the man camp and began reviewing the project for drill targets. A significant priority for 2011 is to evaluate the exploration potential of several additional gold prospects known to occur within the property boundary. Once prioritized, the targets considered to have the highest potential will be drill tested.

LIQUIDITY AND CAPITAL RESOURCES

The cash and cash equivalents balance as at December 31, 2010 was $25,394,399. The cash flow provided by operating activities in the quarter was $8,994,365. Cash used in investing activities was $5,140,233, including capital expenditures of $5,163,816 principally related to the El Castillo Mine, offset by $23,583 from proceeds on sale of equipment. Cash used in financing activities was $923,294 and was used for the repayment of debt of $998,300 offset by proceeds from exercise of stock options of $75,006.

The cash flow provided by operating activities for the year ended December 31, 2010 was $5,890,303. Cash used in investing activities was $23,431,615 which includes cash required for the purchase of the remaining 8.8% non-controlling interests in Castle Gold of $5,624,520 ($9,245,492 less receivables of $3,620,972) and capital expenditures of $19,605,159 principally for the El Castillo Mine, offset by $1,720,264 from proceeds on sale of the Company's investment in Rocas El Tambor and $77,800 on sale of equipment. Cash used in financing activities of $4,486,153 related primarily to share issuance costs of $3,533,818 incurred in 2009 and paid in 2010 and repayment of long-term debt of $1,027,341.

The Company currently plans on investing approximately $23 million in exploration and capital expenditures in 2011. The 2011 expenditures are expected to include the following:

- $17 million of capital expenditure investments
  - El Castillo – Capital expenditures are estimated at $8 million, going towards expanding the east side processing facilities.
  - San Antonio – Capital expenditures are estimated at $9 million, funds have been allocated for engineering and environmental studies, land and water rights purchases as well as permitting for the project; a new NI 43-101 report is expected by the end of the second quarter.
- $6 million exploration program
  - El Castillo – 1,500 metre drill program to test sulphides with accompanying metallurgical test work
  - San Antonio – 10,000 metre drill program to further define the intermediate zone
  - La Colorada – 19,000 metre drill program aimed at converting inferred resource
  - La Fortuna – 1,000 metre drill program to follow up on earlier identified targets

In 2011, the Company plans to produce 70,000 to 75,000 ounces of gold at the El Castillo Mine at a cash cost ranging between $575 and $600 per ounce.

Liquidity Outlook

The Company's cash and cash equivalents balance and the cash expected to be generated from the operation of the El Castillo Mine are expected to be sufficient to meet the planned development and operating activities of the Company for the next 12 months. El Castillo's performance is highly dependent on the price of gold and future changes in the price of gold will therefore impact performance. Readers are encouraged to read the "Risk Factors" contained in the Annual Information Form.

The following table summarizes the Company's payments due by period for commitments and contractual obligations:

Contractual Obligation	Total	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years
Operating leases	$687,443	$211,256	$374,883	$101,304	$-
Purchase obligations	265,210	265,210	-	-	-
Land agreements	1,314,167	122,159	260,679	284,124	647,205
Long-term debt	6,194,207	-	6,194,207	-	-
Asset retirement obligations	5,409,896	-	-	-	5,409,896
Total	$13,870,923	$598,625	$6,829,769	$385,428	$6,057,101

The Company has estimated future undiscounted reclamation costs to be $5,409,896 principally for the El Castillo Mine. The current plan estimates the reclamation payment to occur largely around the end of the mine life. The Company will revise the reclamation plan and cost periodically. In 2010, the Company engaged an engineering consultant to perform a study to assess the reclamation liability which has been incorporated in to the Company's reclamation estimate.

The profitability and operating cash flow of Argonaut are affected by various factors, including the amount of gold produced at the El Castillo mine, the market prices of gold, operating costs, interest rates, regulatory and environmental compliance, the level of exploration activity and capital expenditures, general and administrative costs, and other discretionary costs and activities. Argonaut is also exposed to fluctuations in currency exchange rates, interest rates, regulatory, licensing and political risks and varying levels of taxation that can impact profitability and cash flow. Argonaut seeks to manage the risks associated with its business operations; however, many of the factors affecting these risks are beyond the Company's control.

The Company's financial performance, including its profitability and cash flow from operations, is tied to the price of gold and cost of inputs to its gold production. The price of gold itself is the greatest factor in profitability and cash flow from operations, and should be expected to continue to be impacted by market factors. The price of gold is subject to volatile price movements which can take place over short periods of time and are affected by multiple macroeconomic and industry factors that are beyond the control of the Company. Some of the major recent factors influencing the price of gold include currency exchange rates, the relative value of the U.S. dollar, supply and demand for gold and more general economic results and projections such as interest rate and inflation projections and assumptions. During 2010 the price of gold hit a new all time high of approximately $1,431 per ounce. The low price for the year was $1,045 per ounce. The average price for the year based on the London PM Fix was $1,225 per ounce, a $253 increase over the 2009 average price of $972 per ounce. The major influences on the gold price during 2010 were continuing strong investment demand, further producer de-hedging, and persisting risks with respect to the global financial crisis.

Commodity prices in general continue to see volatility as economies around the world continue their cautious recovery from the economic difficulties experienced over the last several years. Volatility in the price of gold may impact the Company's revenue, while volatility in the price of other commodities, such as oil, may have an impact on the Company's operating costs and capital expenditure deployment.

SUBSEQUENT EVENTS

As previously mentioned, on January 27, 2011, the Company completed a business combination with Pediment. Pursuant to the Arrangement, Argonaut has acquired all of the issued and outstanding common shares of Pediment in a transaction valued at approximately $140 million.

FINANCIAL INSTRUMENTS

Cash and cash equivalents and marketable securities are recorded at fair value. Long-term debt is considered to approximate fair value due to its floating rate nature. The carrying value of receivables, accounts payable and accrued liabilities approximate fair value due to their short term nature.

OUTSTANDING SHARE DATA

As at December 31, 2010, the Company had 56,298,626 common shares, 25,749,998 warrants, 1,500,000 broker compensation options and 323,166 options issued and outstanding. As of March 29, 2011, the Company's outstanding shares are 89,312,693. The Company's outstanding shares increased by 32,784,108 and options increased by 681,250 due to the business combination with Pediment which closed on January 27, 2011 and subsequent exercise of options. During 2011, the Company granted 213,294 restricted shares (included in outstanding shares) and 331,933 options under the 2010 share incentive plan.

The Company's shares trade on the Toronto Stock Exchange ("TSX") under the symbol AR and its warrants trade on the TSX under the symbol AR.WT.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the Company's consolidated financial statements requires management to make estimates and assumptions that affect amounts reported in the consolidated financial statements and accompanying notes. Critical accounting estimates are those that may materially affect the consolidated financial statements and involve a significant level of judgment by management.

Leach Pad Inventory

Leach pad inventory is comprised of gold bearing ore from the mine that has been placed on a heap leach pad for processing. The quantity of gold added to the leach pad is estimated based on assays of sample material and expected recoveries. The Company monitors the recovery from the leach pad and may refine its estimate of gold content in the leach pad.

Mineral Properties

The cost of acquiring, exploring and developing mineral properties to increase future output by providing access to additional reserves or resources are deferred. After a mine commences production, these costs are amortized over the proven and probable reserves to which they relate. The determination of reserves is complex and requires the use of estimates and assumptions related to geological sampling and modeling, future commodity prices and costs to extract and process the ore.

Asset Retirement Obligations

The asset retirement obligations are estimated costs for the reclamation of our mine and projects. These estimates includes assumptions as to the time the reclamation work is to be performed, inflation rates and interest rates. The actual cost to reclaim a mine may vary from the estimated amounts because there are uncertainties in environmental remediation, change in timing of activities, change in inflation rates or cost of services, and potential changes in regulations or laws governing the reclamation of a mine. Management periodically reviews the reclamation requirements and adjusts the liability as new information becomes available and will assess the impact of new regulations and laws as they are enacted.

Future Income Taxes

The determination of our tax expense for the year and for future periods involves judgment as to the expected timing of reversals of future tax assets and liabilities, future earnings, and interpretation of laws in the countries in which the Company operates. The Company is subject to assessments by tax authorities that may interpret the tax law differently. These factors may affect the final amount or the timing of tax payments.

Stock-based Compensation

The Company follows certain valuation methodologies in determining the fair value of stock-based compensation, as disclosed in the financial statements. This computed amount is based on subjective assumptions that are input into an option pricing model. The assumptions include an estimate of the average future hold period of issued stock options before exercise, expiry or cancellation; future volatility of the Company's share price in the expected hold period (using historical volatility as a reference); and the appropriate risk-free rate of interest. The resulting value calculated is not necessarily the value that the holder of the option could receive in an arm's length transaction, given that there is no market for the options and they are not transferable. It is management's view that the value derived is highly subjective and dependent entirely upon the input assumptions made.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

(a) Effective January 1, 2010, the Company early adopted the following new accounting standards:

CICA 1582, Business Combinations, replaces section 1581 and establishes standards for the accounting for a business combination. It provides the Canadian equivalent of IFRS 3R – Business Combinations. The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011.

Section 1601, Consolidated Financial Statements and Section 1602, Non-Controlling Interests together replace section 1600, Consolidated Financial Statements. Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of IFRS IAS 27 – Consolidated and Separate Financial Statements and applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011.

(b) Future accounting changes

The CICA Accounting Standards Board has confirmed that public companies will be required to prepare interim and annual financial statements under International Financial Reporting Standards ("IFRS") for fiscal years beginning on or after January 1, 2011. Management is currently assessing the impact of adopting IFRS on the Company's consolidated financial statements. (See "Conversion to International Financial Reporting Standards" below.)

CONVERSION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

As noted above, the Company will be required to prepare financial statements in accordance with IFRS for interim and annual periods beginning January 1, 2011. The Company does not expect the conversion to IFRS will have a pervasive impact on accounting procedures or other business activities.

The Company's IFRS implementation project consists of three primary phases which are being completed by a combination of in-house resources and external consultants.

- Initial Diagnostic phase (Completed Q2 2010) – A Diagnostic report prepared by an external consultant provided a detailed assessment to identify key areas which may be impacted by the transition to IFRS. Each potential impact identified during this phase was ranked as having a high, moderate or low impact on our financial reporting and the overall difficulty of the conversion effort was estimated.

The standards identified by the Diagnostic as having a potentially high impact on our financial statements have been previously discussed in the 2009 annual MD&A and are further discussed in the additional disclosures below. These standards are:

- IFRS 1 *First-time Adoption of IFRS*
- IAS 12 *Income Taxes*
- IFRS 3R *Business Combinations*
- IAS 21 *The Effects of Changes in Foreign Exchange Rates*
- IAS 37 *Provisions, Contingent Liabilities and Contingent Assets*
- IAS 36 *Impairment of Assets*
- IFRS 6 *Exploration for and Evaluation of Mineral Resources*

- Impact Analysis, Evaluation and Conversion phase (Substantially completed in Q4 2010) – Involves the selection of IFRS accounting policies by senior management and the review by the audit committee, the quantification of the impact of changes on our existing accounting policies on the opening IFRS balance sheet as at January 1, 2010 and the development of draft IFRS financial statements. During 2010, the draft impact analysis and conversion decisions have been documented for the in-scope standards, in addition to the draft IFRS financial statement formats. During the year, finance management participated in IFRS training and the board was provided with IFRS training materials. Project activities in process at year end include the review by management and the audit committee of proposed IFRS accounting policies. However, the Company has not yet finalized its assessment and quantification of measurement differences and preparation of the opening balance sheet. The quantification of measurement differences will be completed for disclosure in the first quarter's interim financial report in 2011.

- Implementation and Review phase (Target completion timeline April 2011) – Preparation of IFRS compliant financial statements starting with the Q1 2011 financial statements, including an opening IFRS balance sheet as at January 1, 2010, a closing December 31, 2010 balance sheet and comparative IFRS financial statements for 2010.

Based on the Diagnostic and preliminary conversion decisions, the Company has confirmed that its conversion to IFRS does not require complex IT system changes. Data collection mechanisms will be modified as identified during the Impact Analysis phase.

The design of internal controls over financial reporting and disclosure controls will be reviewed, modified and updated to ensure their effectiveness is maintained during this conversion process. As each work stream is completed, a review will be performed and signed off by management, where IFRS specific controls will be documented and implemented. No changes to the internal control framework have been identified after completing the first stage of the IFRS project.

The following standards have been identified in addition to those previously disclosed in the 2009 annual MD&A. These standards may result in a significant accounting difference upon conversion to IFRS, but the Company has not yet finalized its assessment of the impact of these standards.

Business combinations – IFRS 3R *Business Combinations*
IFRS 1 provides the option to apply IFRS 3R, *Business Combinations*, retrospectively or prospectively from January 1, 2010 ("Transition Date"). The retrospective basis would require the restatement of prior acquisitions that meet the definition of a business combination under IFRS 3R. The Company expects to elect to adopt IFRS 3R effective January 1, 2010. The impact analysis has not yet been finalized and a final decision will be disclosed once this assessment has been made. As the acquisition of Castle Gold occurred on December 30, 2009, we expect that retrospective application would not result in any adjustments.

Asset Retirement Obligations – IAS 37 Provisions, Contingent Liabilities and Contingent Assets

Under IFRS, restoration provisions are calculated in a similar way as Canadian GAAP, where provisions have been previously measured based on the estimated cost of rehabilitation, discounted to its net present value upon initial recognition. Under Canadian GAAP a credit-adjusted risk-free rate is used, while IFRS requires a risk-free rate which reflects the market assessment of the time value of money and the risks specific to the liability. IFRS 1 provides an exemption from applying full retrospective application upon first-time adoption. As such, the Company expects to remeasure the rehabilitation liability as at Transition Date under IAS 37, estimate the amount to be included in the related asset by discounting the liability to the date in which the liability arose, and recalculate the accumulated depreciation and amortization under IFRS.

The Company has not yet finalized its calculation of the measurement difference, which will adjust the related asset cost, asset retirement obligation and retained earnings in the opening balance sheet under IFRS. The Company expects an increase to the liability provision and related mineral properties when applying the different discount rates under IFRS.

In addition, under Canadian GAAP, the unwinding of the discount is included with cost of sales, whereas it is required to be reclassified to finance costs under IFRS.

Mineral Properties, Plant and Equipment – *IAS 36 - Impairment of assets*
Under Canadian GAAP, impairment is recognized for non-financial assets based on estimated fair value when the undiscounted future cash flows from an asset, or group of assets, is less than the carrying value. Under IFRS, an entity is required to recognize an impairment charge if the recoverable amount, determined as the higher of the estimated fair value less costs to sell or value-in-use, is less than its carrying value. Value in use is the discounted present value of estimated future cash flows expected to arise from the planned use of an asset and from its disposal at the end of its useful life. IFRS also requires the reversal of an impairment loss when the recoverable amount is higher than the carrying value (by no more than what the depreciated amount of the asset would have been had the impairment not occurred) unlike Canadian GAAP, which does not permit reversals.

The Company has not yet finalized its analysis of impairment of its mineral properties, plant and equipment on the transition date. The IFRS impairment analysis at transition date and at each quarter during 2010 may result in impairments of projects not identified as impaired under Canadian GAAP. If impairments exist, these adjustments would result in a write down of mineral properties, plant and equipment and reduced earnings under IFRS for 2010.

Mineral Properties, Plant and Equipment – IAS 16 *Property, plant and equipment*
IAS 16 contains more extensive guidance with respect to components within property, plant and equipment.   When an item of property, plant and equipment comprises individual components for which different depreciation methods or rates are appropriate, each component is accounted for separately (component accounting). Canadian GAAP: Section 3061 essentially contains similar guidance but is less extensive. The Company has not yet finalized the analysis of components and asset useful lives under IFRS. Any change in depreciation rates will be applied prospectively from January 1, 2010 and will result in an adjustment to the net book value of the asset and earnings under IFRS for 2010.

Foreign Currency – IAS 21 *The Effects of Foreign Exchange Rates*
Under Canadian GAAP, there are various indicators to be considered in determining the appropriate functional currency of a foreign operation and such indicators are similar to those under IFRS. When the assessment of functional currency under IFRS provides mixed indicators and the functional currency is not obvious, priority is given to certain indicators. Because the determination of the functional currency requires the exercise of judgment based on the evaluation of all relevant information, differences in assessment under IFRS and Canadian GAAP may arise.

Preliminary assessment has identified certain entities where the functional currency may be the local currency of the entity on transition to IFRS. This will result in non-monetary assets and liabilities being translated to the reporting currency using the closing rate on balance sheet date, compared to the historical rate used under Canadian GAAP. This change would increase the amounts of foreign exchange gains/losses recognized through the equity account - foreign currency translation reserve. The Company is in the process of calculating these measurement differences.

Stock Based Compensation – *IFRS 2 Share-based Payments*
Under IFRS, grants of equity-settled instruments are to be fair valued at grant date, for each tranche with a different vesting period and are to incorporate a forfeiture estimate. At January 1, 2010 there were no share-based payments issued, eliminating retrospective application of IFRS. For share-based awards granted during 2010, under Canadian GAAP forfeiture estimates and different fair values for each tranche with a different vesting period have not been calculated. The IFRS 2 requirements outlined above will be calculated for disclosure in 2011 financial statement comparatives under IFRS. The Company has not yet calculated the measurement differences for stock options granted during 2010.

Deferred mineral exploration costs – *IFRS 6 Exploration for and Evaluation of Mineral Resources*
Upon adoption of IFRS, the Company will have a choice between retaining its existing policy of capitalizing all pre-feasibility evaluation and exploration ("E&E") expenditures and electing to change its policy retrospectively to expense some or all pre-feasibility costs as an adjustment through retained earnings. The Company is still evaluating whether a change in policy would add value for the economic decision-making needs of the financial statement users. The impact analysis has not yet been completed and a final decision will be disclosed once this assessment has been finalized.

Future Income Taxes – *IAS 12 Income Taxes*
Under IFRS, the recognition of deferred tax in respect of temporary differences is required where an asset or liability results from a transaction that affects taxable or accounting profit or a business combination. The recognition of deferred tax on the initial recognition of an asset or liability in any other circumstances is prohibited.

In addition, IFRS requires deferred tax assets and liabilities to be classified as non-current items on the balance sheet. This Company has not yet commenced the impact analysis or calculated the measurement differences for income taxes.

Standards in development
The International Accounting Standards Board is currently working on a number of projects to develop new standards, make revisions or interpretations. Subject to final review once the standards or interpretations are released, the Company does not anticipate early adopting IFRS which are not effective at December 31, 2011.

DISCLOSURE CONTROLS AND PROCEDURES

Management is responsible for the design and effectiveness of disclosure controls and procedures to provide reasonable assurance that material information related to the Company, including its consolidated subsidiaries, is made known to the Company's certifying officers. The Company's Chief Executive Officer and Chief Financial Officer have each evaluated the effectiveness of the Company's disclosure controls and procedures as at the end of the period covered by this MD&A and accompanying consolidated financial statements and have concluded that these controls and procedures are effective in providing reasonable assurance that material information relating to the Company is made known to them by others within the Company in sufficient time to meet disclosure requirements.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management, with the participation of the CEO and CFO, is responsible for the design of internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements in accordance with accounting principles generally accepted in Canada. Any system of internal control over financial reporting has inherent limitations and can provide only reasonable assurance with respect to financial statement preparation and presentation. Management has used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework to evaluate the effectiveness of the Company's internal control over financial reporting. Based on a review of its internal control procedures as at December 31, 2010, management has determined its internal control over financial reporting is effective.

Changes to Internal Control over Financial Reporting

There have been no significant changes to internal control over financial reporting in the quarter and year ended December 31, 2010 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

NON-GAAP MEASURES

The Company has included a non-GAAP measure for "Cash cost per gold ounce for units sold" in this MD&A to supplement its financial statements which are presented in accordance with Canadian GAAP. The Company believes that this measure provide investors with an improved ability to evaluate the performance of the Company. Non-GAAP measures do not have any standardized meaning prescribed under Canadian GAAP. Therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP.

The following table provides a reconciliation of cost of sales per the financial statements to Cash cost per gold ounce for units sold:

	Three months ended December 31, 2010	Twelve months ended December 31, 2010
Cost of sales	$8,370,919	$30,100,852
Less silver sales	$30,907	$95,288
Net cost of sales	$8,340,012	$30,005,564
Gold ounces sold	14,414	41,193
Cash cost per gold ounce for units sold	$579	$728

CAUTIONARY STATEMENT

Readers of this MD&A are encouraged to read the "Risk Factors" contained in the Company's Annual Information Form. Important risk factors to consider, among others, are

- Uncertainty in the Estimation of Mineral Reserves and Mineral Resources
- Uncertainty of Exploration and Development
- The Company May Not Achieve its Production Estimates
- Environmental Risks and Hazards
- Commodity Price Volatility

This MD&A includes certain "forward-looking statements" within the meaning of applicable Canadian securities legislation. All statements, other than statements of historical facts, included in this MD&A that address activities, events, or developments that the Company expects or anticipates will or may occur in the future, including such things as future business strategy, competitive strengths, goals, expansion and growth of the Company's businesses, operations, plans and other such matters are forward-looking statements.

When used in this MD&A, the words "estimate", "plan", "anticipate", "expect", "intend", "believe" and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

Examples of such forward-looking statements include statements pertaining to, without limitation, the future price of gold, the estimation of the mineral reserves and resources, the realization of mineral reserve and resource estimates, the timing and amount of estimated future production, costs of production, expected capital expenditures, costs and timing of development of new deposits, success of exploration activities, permitting requirements, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks and hazards, title disputes or claims and limitations on insurance coverage.

Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, or intended. There can be no assurance that such statements will prove to be accurate as actual results may differ materially from those anticipated. Many factors are beyond the Company's ability to predict or control.

Readers of this MD&A are cautioned not to put undue reliance on forward-looking statements due to their inherent uncertainty. Argonaut disclaims any intent or obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise. These forward-looking statements should not be relied upon as representing management's views as of any date subsequent to the date of this MD&A.

QUALIFIED PERSONS

The technical information contained in this document has been reviewed and approved by Mr. Thomas H. Burkhart, Argonaut's Vice President of Exploration, a qualified person as defined by NI 43-101.

Exhibit 99.3

FORM 52-109F1
CERTIFICATION OF ANNUAL FILINGS
FULL CERTIFICATE

I, Peter C. Dougherty, Chief Executive Officer, Argonaut Gold Inc., certify the following:

1. ***Review:*** I have reviewed the AIF, if any, annual financial statements and annual MD&A, including, for greater certainty, all documents and information that are incorporated by reference in the AIF (together, the "annual filings") of Argonaut Gold Inc. (the "issuer") for the financial year ended December 31, 2010.

2. ***No misrepresentations:*** Based on my knowledge, having exercised reasonable diligence, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the annual filings.

3. ***Fair presentation:*** Based on my knowledge, having exercised reasonable diligence, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the annual filings.

4. ***Responsibility:*** The issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*, for the issuer.

5. ***Design:*** Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer's other certifying officer(s) and I have, as at the financial year end

   a. designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

      i. material information relating to the issuer is made known to us by others, particularly during the period in which the annual filings are being prepared; and

      ii. information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

   b. designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

5.1 ***Control framework:*** The control framework the issuer's other certifying officer(s) and I used to design the issuer's ICFR is the Internal Control Integrated Framework published by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission.

5.2 ***ICFR – material weakness relating to design:*** N/A/

a. 5.3 ***Limitation on scope of design:*** N/A

6. ***Evaluation:*** The issuer's other certifying officer(s) and I have

    a. evaluated, or caused to be evaluated under our supervision, the effectiveness of the issuer's DC&P at the financial year end and the issuer has disclosed in its annual MD&A our conclusions about the effectiveness of DC&P at the financial year end based on that evaluation; and

    b. evaluated, or caused to be evaluated under our supervision, the effectiveness of the issuer's ICFR at the financial year end and the issuer has disclosed in its annual MD&A

        i. our conclusions about the effectiveness of ICFR at the financial year end based on that evaluation; and

        ii. for each material weakness relating to operation existing at the financial year end

            A. a description of the material weakness;

            B. the impact of the material weakness on the issuer's financial reporting and its ICFR; and

            C. the issuer's current plans, if any, or any actions already undertaken, for remediating the material weakness.

7. ***Reporting changes in ICFR:*** The issuer has disclosed in its annual MD&A any change in the issuer's ICFR that occurred during the period beginning on January 1, 2010 and ended on December 31, 2010 that has materially affected, or is reasonably likely to materially affect, the issuer's ICFR.

8. ***Reporting to the issuer's auditors and board of directors or audit committee:*** The issuer's other certifying officer(s) and I have disclosed, based on our most recent evaluation of ICFR, to the issuer's auditors, and the board of directors or the audit committee of the board of directors any fraud that involves management or other employees who have a significant role in the issuer's ICFR.

Date: March   31,   2011

/s/Peter C. Dougherty
Peter C. Dougherty
Chief Executive Officer

Exhibit 99.4

FORM 52-109F1
CERTIFICATION OF ANNUAL FILINGS
FULL CERTIFICATE

I, Barry L. Dahl, Chief Financial Officer, Argonaut Gold Inc., certify the following:

1. ***Review:*** I have reviewed the AIF, if any, annual financial statements and annual MD&A, including, for greater certainty, all documents and information that are incorporated by reference in the AIF (together, the "annual filings") of Argonaut Gold Inc. (the "issuer") for the financial year ended December 31, 2010.

2. ***No misrepresentations:*** Based on my knowledge, having exercised reasonable diligence, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the annual filings.

3. ***Fair presentation:*** Based on my knowledge, having exercised reasonable diligence, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the annual filings.

4. ***Responsibility:*** The issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*, for the issuer.

5. ***Design:*** Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer's other certifying officer(s) and I have, as at the financial year end

   a. designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

      i.   material information relating to the issuer is made known to us by others, particularly during the period in which the annual filings are being prepared; and

      ii. information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

   b. designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

5.1 ***Control framework:*** The control framework the issuer's other certifying officer(s) and I used to design the issuer's ICFR is the Internal Control Integrated Framework published by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission.

5.2 ***ICFR – material weakness relating to design:*** N/A/

a. 5.3 *Limitation on scope of design:* N/A

6. *Evaluation:* The issuer's other certifying officer(s) and I have

a. evaluated, or caused to be evaluated under our supervision, the effectiveness of the issuer's DC&P at the financial year end and the issuer has disclosed in its annual MD&A our conclusions about the effectiveness of DC&P at the financial year end based on that evaluation; and

b. evaluated, or caused to be evaluated under our supervision, the effectiveness of the issuer's ICFR at the financial year end and the issuer has disclosed in its annual MD&A

i. our conclusions about the effectiveness of ICFR at the financial year end based on that evaluation; and

ii. for each material weakness relating to operation existing at the financial year end

A. a description of the material weakness;

B. the impact of the material weakness on the issuer's financial reporting and its ICFR; and

C. the issuer's current plans, if any, or any actions already undertaken, for remediating the material weakness.

7. *Reporting changes in ICFR:* The issuer has disclosed in its annual MD&A any change in the issuer's ICFR that occurred during the period beginning on January 1, 2010 and ended on December 31, 2010 that has materially affected, or is reasonably likely to materially affect, the issuer's ICFR.

8. *Reporting to the issuer's auditors and board of directors or audit committee:* The issuer's other certifying officer(s) and I have disclosed, based on our most recent evaluation of ICFR, to the issuer's auditors, and the board of directors or the audit committee of the board of directors any fraud that involves management or other employees who have a significant role in the issuer's ICFR.

Date: March   31,   2011

/s/ Barry L. Dahl
Barry L. Dahl
Chief Financial Officer